FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Announces Third Quarter Provision Related To PlayBook Inventory and Confirms Commitment to Tablet Market; Provides Update to Q3 and Fiscal 2012 Guidance	4

Document 1

December 2, 2011

Research In Motion Announces Third Quarter Provision Related To PlayBook Inventory and Confirms Commitment to Tablet Market; Provides Update to Q3 and Fiscal 2012 Guidance

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today announced that it would record a pre-tax provision in the third quarter of fiscal 2012 of approximately $485 million, $360 million after tax, related to its inventory valuation of BlackBerry PlayBook tablets.  The charge is expected to be predominantly non-cash.  All figures in this release are in U.S. Dollars and U.S. GAAP, except where otherwise indicated.

As previously disclosed, RIM has a high level of BlackBerry PlayBook inventory.  The Company now believes that an increase in promotional activity is required to drive sell-through to end customers.  This is due to several factors, including recent shifts in the competitive dynamics of the tablet market and a delay in the release of the PlayBook OS 2.0 software.  As a result, RIM will record a provision that reflects the current market environment and allows it to expand upon the aggressive level of promotional activity recently employed by the Company in order to drive PlayBook adoption around the world.

Based on the positive response to the promotions that are underway in select markets, RIM believes this strategy will accelerate adoption of its QNX-based platform by consumers and enterprises, as well as help to drive the development of a vibrant application ecosystem in advance of its next generation BlackBerry smartphones.  RIM sold into the channels approximately 150,000 BlackBerry PlayBook tablets in the third quarter and sell-through to end customers, based on RIM’s internal data, was higher than this amount.  Since the launch of the new promotions across consumer and enterprise channels in the United States and Canada late in the third quarter, the Company has seen a significant increase in demand for the PlayBook.  Both consumer and enterprise customers who purchase a new BlackBerry PlayBook at the current promotional pricing, along with existing PlayBook customers, will be able to upgrade to the enhanced PlayBook OS 2.0 software at no additional charge when it becomes available in February 2012.

“RIM is committed to the BlackBerry PlayBook and believes the tablet market is still in its infancy. Although a number of factors have led to the need for an inventory provision in the third quarter, we believe the PlayBook, which will be further enhanced with the upcoming PlayBook OS 2.0 software, is a compelling tablet for consumers that also offers unique security and manageability features for the enterprise,” said Mike Lazaridis, Co-CEO at Research In Motion. “Early results from recent PlayBook promotions indicate a significant increase in demand across most channels.  We look forward to continuing to grow the installed base of PlayBook users and to attracting more and more developers to expand the volume of applications, content and services that leverage the power of the industry leading QNX-based platform.”

Updated Third Quarter Fiscal 2012 Guidance and Outlook

While the Company is still in the process of finalizing its third quarter financial results, the Company shipped approximately 14.1 million BlackBerry smartphones in the third quarter ended November 26, 2011 which was in line with previous guidance of between 13.5-14.5 million.  Adjusted revenue in the third quarter, excluding a charge against revenue of approximately $50 million related to the service outage that occurred in the quarter, is expected to be slightly lower than the previously guided range of $5.3-5.6 billion, reflecting product mix and the impact of PlayBook sell-through programs in the quarter.   Gross margin is expected to be in line with previous guidance of approximately 37%.  Excluding the PlayBook provision and the outage related impact described above, RIM expects adjusted diluted earnings per share in the third quarter to be at the low to mid point of the $1.20-$1.40 per share range it previously guided.  The Company’s cash balance at the end of the quarter increased by approximately $80 million to approximately $1.5 billion.  The Company is still in the process of finalizing its fourth quarter outlook, and based on preliminary estimates, RIM expects unit shipments in the fourth quarter to be below third quarter levels.  The lower expected shipments in the fourth quarter are due to several factors including lower than expected sell-through in the third quarter and RIM’s current view of fourth quarter demand.  The Company no longer expects to meet its full year adjusted diluted earnings per share guidance of $5.25-6.00.

Note: Adjusted diluted earnings per share and adjusted revenue do not have any standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers.  The Company believes that the use of adjusted diluted earnings per share and adjusted revenue enables the Company and its shareholders to better assess RIM's operating results relative to its operating results in prior periods and improves the comparability of the information presented.  Investors should consider RIM’s use of non-GAAP financial measures in the context of RIM's GAAP results.  A reconciliation of adjusted diluted earnings per share and adjusted revenue to GAAP diluted earnings per share and GAAP revenue will be included when RIM releases its financial results for the third quarter of fiscal 2012 on December 15, 2011.

Q3 Results Conference Call Details

RIM will be reporting results for the third quarter of fiscal 2012 on December 15, 2011 after the close of the market. The Company will discuss today’s announcement, third quarter fiscal 2012 results, and the outlook for the fourth quarter of fiscal 2012 on a conference call and live webcast beginning at 5 pm ET, December 15, 2011.  The call can be accessed by dialing 1-800-814-4859 or at www.rim.com/investors/events/index.shtml.  A replay of the conference call will also be available at approximately 7 pm by dialing 1-416-640-1917 and entering passcode 4466493#.  A replay of the webcast will be available clicking the link above. The replay will be available until midnight ET December 29, 2011.  The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) (646) 746-5606 mconway@brodeur.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to: the estimated size and nature of the third quarter provision related to PlayBook inventory; RIM’s anticipated promotional activities to increase sell-through and drive adoption of the PlayBook around the world, and the anticipated response to, and benefits to RIM from, these activities; anticipated demand for RIM’s products; new product initiatives, including statements relating to the next generation QNX-based BlackBerry smartphones and the anticipated timing of the release of PlayBook OS 2.0 software; RIM’s commitment to PlayBook; RIM’s updated shipments, earnings, revenue, and gross margin expectations for the third quarter of fiscal 2012, as well as its shipments expectations for the fourth quarter of fiscal 2012 and its earnings expectations for the full fiscal year; and the estimated size of the charge in the third quarter of fiscal 2012 relating to the service outage.  The terms and phrases “commitment”, “guidance”, “expected”, “would”, “will”, “continuing”, “drive”, “believes”, “indicate”, “look forward”, “grow”, “outlook”, “forecasts”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, RIM’s expectations regarding its business, strategy and prospects, and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products and services; risks related to delays in new product introductions; risks related to intense competition, including RIM’s ability to compete in the tablet market; RIM’s ability to manage inventory and asset risk; RIM’s ability to realize the anticipated benefits of its previously-announced cost optimization program; risks relating to network disruptions and other business interruptions; RIM’s reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to maintain and enhance its brand; RIM’s ability to manage growth; and difficulties in forecasting RIM’s financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 2, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations